UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

RADIOIO, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
75041A100
(CUSIP Number)
December 11, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☒            Rule 13d-1(c)
☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	75041A100

1. NAMES OF REPORTING PERSONS McAdoo Capital, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 948,554
7. Sole Dispositive Power 0
8. Shared Dispositive Power 948,554
9. Aggregate Amount Beneficially Owned by Each Reporting Person 948,554
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row 9 19.1%
12. Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No.	75041A100

1. NAMES OF REPORTING PERSONS Zanett Opportunity Fund, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 948,554
7. Sole Dispositive Power 0
8. Shared Dispositive Power 948,554
9. Aggregate Amount Beneficially Owned by Each Reporting Person 948,554
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row 9 19.1%
12. Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No.	75041A100

1. NAMES OF REPORTING PERSONS Zachary McAdoo
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 105,000
6. Shared Voting Power 948,554
7. Sole Dispositive Power 105,000
8. Shared Dispositive Power 948,554
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,053,554
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row 9 21.3%
12. Type of Reporting Person (See Instructions) IN

Item 1.

(a)           Name of Issuer:

Radioio, Inc.

(b)           Address of Issuer’s Principal Executive Offices:

475 Park Avenue South, 4th Floor, New York, NY 10016

Item 2.

(a)           Name of Person Filing:

McAdoo Capital, Inc.
Zanett Opportunity Fund, Ltd.
Zachary McAdoo

(b)           Address of Principal Business Office or, if none, Residence:

For McAdoo Capital, Inc. and Zachary McAdoo:

635 Madison Avenue, 15th Floor
New York, NY 10022

For Zanett Opportunity Fund, Ltd.:

c/o Appleby Spurling
Canon’s Court
22 Victoria Street
P.O. Box HM 1179
Hamilton, Bermuda HM 1179

(c)           Citizenship:

McAdoo Capital, Inc. – New York
Zanett Opportunity Fund, Ltd. – Bermuda
Zachary McAdoo – United States

(d)           Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e)           CUSIP Number:

75041A100

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check  whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Zanett Opportunity Fund, Ltd., a Bermuda corporation (the “Fund”), beneficially owns 948,554 shares of Common Stock.

As a result of the merger of ioWorldMedia, Incorporated (“ioWorldMedia”) with and into Radioio, Inc. (the “Company”), which became effective on December 11, 2013 (the “Merger”), the 32,718,364 shares of ioWorldMedia common stock beneficially owned by the Fund were converted into 327,184 shares of the Company’s Common Stock.

In addition, in connection with the Merger, 1,000,000 shares of preferred stock of ioWorldMedia held by the Fund were converted into 495,050 shares of Common Stock, and the 10% Convertible Debenture held by the Fund in the principal amount of $150,000 was converted into 126,320 shares of Common Stock.

McAdoo Capital, Inc. (“McAdoo Capital”) exercises investment discretion over securities held by the Fund, including the shares of Common Stock held by the Fund.  Zachary McAdoo exercises investment discretion over securities beneficially owned by McAdoo Capital by virtue of his position as President, in addition to the 105,000 shares of Common Stock Mr. McAdoo owns directly, which he received at the effective time of the Merger for the 10,500,000 shares of ioWorldMedia common stock previously held by him.  This report shall not be construed as an admission that McAdoo Capital of Mr. McAdoo is the beneficial owner of the issuer’s securities held by the Fund for any purposes.

(b)           Percent of class:

The Fund is the beneficial owner of 19.1% of the issuer’s Common Stock based on 4,953,496 shares of the issuer’s common stock issued and outstanding as of December 11, 2013.  Due to its investment discretion over the shares the Fund beneficially owns, McAdoo Capital may be deemed to be the beneficial owner of 19.1% of the issuer’s Common Stock, and Zachary McAdoo may be deemed to be the beneficial owner of 21.3% of the issuer’s Common Stock based on his ownership of 105,000 shares of Common Stock directly and his position as President of McAdoo Capital.

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the attached responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the attached responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the attached responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the attached responses to Item 8 on the attached cover pages.

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Investors in the Fund described in Item 4 above have the right to receive dividends from, or the proceeds from the sale of, the securities held by the Fund.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2014	MCADOO CAPITAL, INC.

	By:	/s/ Zachary McAdoo
	Name:	Zachary McAdoo
	Title:	President

Dated: January 15, 2014	ZANETT OPPORTUNITY FUND, LTD.

	By:	MCADOO CAPITAL, INC., its
investment manager

	By:	/s/ Zachary McAdoo
	Name:	Zachary McAdoo
	Title:	President

Dated: January 15, 2014	/s/ Zachary McAdoo
Zachary McAdoo